Mail Stop 4561

November 29, 2007

*By U.S. Mail and facsimile to (262) 879-5013*

Jeffrey W. Yabuki, Chief Executive Officer
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

> **Re:** **Fiserv, Inc.**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 000-14948**

Dear Mr. Yabuki:

   We have reviewed your response letter dated September 21, 2007 and have the following comments.  Please respond to our comments by December 13, 2007 or tell us by that time when you will provide us with a response.  If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

1. Refer to comment 1 of our letter dated August 21, 2007.  Please provide a more detailed analysis justifying the omission of disclosure relating to group operating results.  The criterion for applying the (b)(4) exemption is a reasonable showing that disclosure would cause substantial competitive harm.  Such a showing is not satisfied by general statements that some harm will occur, such as that made at the top of page 4 of your response.

Please contact me at (202) 551-3397 with any questions.


Sincerely,


Jay E. Ingram
Attorney Advisor